MAIL STOP 3561

      July 27, 2005

Mr. Richard A. Stratton
Chief Executive Officer
Cold Spring Capital Inc.
51 Locust Avenue
Suite 302
New Canaan, Connecticut  06840

Re:	Cold Spring Capital Inc.
		Registration Statement on Form S-1
      Filed June 16, 2005
		File No. 333-125873

Dear Mr. Stratton:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.

2. Prior to effectiveness of this registration statement, please confirm supplementally that you have satisfied the AMEX listing criteria and provide us with a copy of the application approval letter. In addition, please include the required disclosure concerning compliance with AMEX listing standards and applicable Commission rules and regulations, including but not limited to identification of independent board members, identity of required board committee members, etc.
3. We note that your initial business combination must have a fair market value of at least 80% of your net assets at the time of acquisition. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company or portfolio with a fair market value in excess of 80% of your net assets at the time of acquisition. Disclose as well whether any such financing arrangements have been entered into or contemplated with any third parties. In this regard, reference is made to the summary section where you indicate that you expect to use debt to finance a portion of the purchase price of an acquisition. Please disclose the basis for this statement, the portion of the purchase price that will be paid with such financing, possible sources of the debt, and the rationale for raising funds in this offering that you currently deem insufficient to consummate your business plan.
4. We note your disclosure concerning the ability of the company to enter into multiple combination transactions while still meeting the
80% of net assets test. Please provide additional disclosure to discuss the special issues and concerns that would arise in attempting to consummate the acquisition of several operating businesses at the same time.
5. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission.
With a
view toward disclosure, identify for us supplementally the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney for any of the above have been involved; the Securities Act Form the companies` filed on; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format.
6. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. We may have further comment.




Prospectus Cover Page
7. Disclose the factors which Ferris Baker Watts will consider in its determination whether to allow for separate trading of the common stock and the warrants prior to the 90th day after the date of the prospectus.

Table of Contents
8. The legends beneath the table of contents should be relocated or deleted. In addition, with respect to the legend regarding industry data, trends and forecasts, please provide cites to this data and whether it is available at no charge or for a de minimis payment.

Prospectus Summary
9. Please explain or define "portfolio of financial assets" and "real estate assets that will generate financial assets."
10. You state both here and in risk factor 17 that it is "possible" you will have the ability to effect only a single business combination. Reconcile this with disclosure in the Business section where you state it is "probable" that you will have the ability to effect only a single business combination.
11. We note your disclosure on the prospectus cover page and elsewhere disclosing the current state of considerations and discussions concerning a business combination involving the company.
We also note your disclosure in the Summary and elsewhere that through your management, you believe that you have extensive contacts and sources available from which to generate acquisition opportunities. Please expand such disclosure to address whether or not the company has identified or been provided with the identity of, or had any direct or indirect contact with, potential acquisition candidates. In addition, if management, the directors, or any affiliate, agent or other representative of any of the company, directors, or management has already taken direct or indirect measures to locate a target business, or unaffiliated sources have approached you with possible candidates, you must disclose this information or advise us supplementally. Please note that we are not asking simply whether a potential business combination candidate has been "selected," but are looking more to the type, nature and results to date of any and all diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the company or an affiliate thereof, or by an unrelated third party, with respect to one or more specific business combination transactions involving the company, or merely general considerations as to the company and a business combination transaction. In providing such disclosure, please make every effort to be complete and thorough in your discussion to ensure that all possible persons or entities, activities and circumstances for which we are seeking disclosure are covered by such disclosure. Please note that the inclusion of incomplete, qualified, or limited disclosure is likely to result in additional comment. Please see Instruction 6 to Item 504 of Regulation S-K.
12. Clarify that the "Current Report on Form 8-K..." will be filed with the Securities & Exchange Commission and whether it will be distributed to unit holders.
13. Please note, here or in another appropriate place, whether the company plans to amend its 8-K filing to provide an audited balance sheet to reflect the exercise of the over-allotment option if such exercise does not take place prior to the filing of the 8-K to reflect the consummation of the offering.
14. Briefly discuss the "certain limited exceptions" pursuant to which the existing stockholder shares will be released from escrow prior to the three-year period provided for in the agreement.

Risk Factors, page 8
15. Revise risk factor three to clarify that in addition to your not
having approached any prospective targets, you also have not been approached by any prospective targets.
16. Reference is made to the non-compete agreements in risk factor four. Please explain what is contemplated by the language:
"ceases
to be actively engaged in the management of the entities` businesses." We are not clear how Mr. Stratton can both serve as the company`s CEO and Chairman and also satisfy the non-compete agreements, at least with respect to the quoted language. In addition, identify the entities concerned and disclose the number of hours and percentage of time per week that your officers and directors will contribute to company business. File the non-compete agreements as exhibits.
17. Reference is made to risk factor five. Please identify RFC. Please also affirmatively state RFL`s business. In this regard, we are confused by the statement "Mr. Stratton believes...."
18. Reference is made to risk factor six. Since it appears that an event of default will exist if Mr. Stratton ceases to be actively engaged in the management of RFC`s and RFL`s businesses, then it would appear Mr. Stratton must resign upon consummation of an initial transaction. Therefore, we are confused by the language in risk factor six which states your current officers and directors may resign. Please advise. To the extent your key officers and directors might remain, please identify those persons and describe the capacities in which they might serve. Provide detailed disclosure in the Business section regarding this matter. State how this will be determined and whether this will be a term of the business combination agreement.
19. Please identify the officers and directors that you refer to in risk factor eight. In addition, affirmatively state whether any of your officers, directors, or affiliates of the same have ever been associated with blank check companies. In doing so, delete risk factor 19, which appears to provide redundant disclosure.

20. Please provide the basis for your statement in risk factor 18 that audited financials may not be required or available in the case of an acquisition of a portfolio of financial assets or of real estate assets.
21. Please provide the basis for your belief in risk factor 20 that
there are numerous potential targets that you could acquire with the
net proceeds of this offering.
22. Reference is made to risk factor 21 where you state:  "If additional financing is required, we may be unable to...."  We are confused by this statement given disclosure in the summary where you state that you expect to use debt financing to finance a portion of the purchase price. We are also confused by the statement that you believe that the net proceeds of this offering will be sufficient to allow you to consummate a business combination. If that is the case, please explain why you expect to use debt financing to finance a portion of the purchase price.
23. Please discuss separately and under distinct headings the risks related to (1) consumer/commercial financing company and (2) real estate industries.
24. The following risk factors are generic and do not adequately address the specific and material risks posed to investors in this offering and the company: 15, 23, 25, 26, 28, 39 and 40. Please revise the subheading and narratives.
25. Please add a separate risk factor to address the number of "blank check firm commitment" offerings currently in the market place, disclose the number of such transactions which have found business combination candidates and have consummated such transactions, respectively, and the impact competition by such entities could have on your ability to locate a target and successfully complete a business combination. In addition, please address the aggregate amount of offering proceeds that currently sit in escrow.
26. In risk factor 22, clarify by disclosing the "certain conditions" to which the initial stockholder`s obligation to purchase warrants in the after market is subject.

Forward-Looking Statements, page 23
27. We note your statement that "[w]e undertake no obligation to update or revise any forward-looking statements...."  If new information or certain events arise that would make your current forward-looking statements materially misleading, you would need to update your disclosure as required by federal securities law. Please revise your disclosure accordingly.

Use of Proceeds, page 24
28. We note that you have allocated $300,000 towards due diligence of
prospective target companies. Considering that current management will not devote a set amount of time to your endeavors, please revise to discuss how due diligence will be performed and who will
perform
it.
29. You disclose in a footnote that the use of net proceeds not held
in trust are estimates only and that actual expenditures may differ
materially. Please note that while you may reserve the right to change the use of proceeds, such reservation must be due to certain contingencies that are discussed specifically and the alternatives to
such use in that event are indicated.  See Instruction 7 to Item
504
of Regulation S-K.
30. Please clarify whether the funds not held in trust could be used as a down payment or a lockup in a proposed business combination. To the extent they can, explain how ongoing expenses will be satisfied and include appropriate line item disclosure in this section identifying such use. In addition, to the extent the funds not held in trust could be used for such purpose, the summary and risk factor disclosure should make clear that in the event of a breach by the company, these funds would be forfeited, the company would no longer be able to conduct due diligence or other similar operations without additional financing, and that without additional financing, investors could lose their entire investment from the outset since the company would no longer have funds with which to conduct its search.

Dilution, page 26
31. Please reconcile the disclosure on page 26 of net tangible book value of $(0.01) per share as of June 13, 2005, given the 200 shares of common stock reported as outstanding in the financial statements.

Capitalization, page 29
32. Please include the $100,000 in advances payable to two stockholders in the capitalization table. We note that these advances will be repaid with offering proceeds. See Note 4 to the financial statements
Proposed Business, page 32
33. Elaborate here, in the Summary and elsewhere as appropriate, on your discussion of the desired attributes as to acquisition candidates to specifically discuss the attributes and criteria, if those attributes and criteria have been established, to be focused upon by the company as well as the rationale and logic behind the attributes and criteria selected (e.g., desired and/or required ranges of annual revenues, EBITDA, net income, etc.).
34. In the paragraph under the heading "We have not identified a target business," and elsewhere in the prospectus as appropriate, expand your discussion concerning potential business combination candidates to specify for each identified segment, the number of segment participants that qualify as potential combination candidates given the company`s established criteria, and identify such candidates by name and provide relevant information (both financial and narrative) concerning such entities. We may have further comment.
35. In the paragraph under the heading "Sources of target businesses," we note the disclosure that you may engage the services of professional firms that specialize in business acquisitions. Please discuss whether finders` fees or other compensation may be paid from the proceeds not held in trust. If so, please revise the use of proceeds section accordingly.
36. Under the heading "Selection of a target business and structuring a business combination," please address any known or contemplated tax consequences to the company or investors in this offering should you consummate a business combination.
37. Clarify whether existing officers, directors, stockholders or any affiliated entity of any of the above may receive finder`s fees or other forms of compensation from third parties in connection with a business combination transaction.
Certain Transactions, page 47
38. Please identify your promoters.  See Item 404(d) of Regulation
S-
K and the definition of "promoter" in Rule 405 of Regulation C.
39. Provide the basis for the statement that "[A]ll ongoing and future transactions" between the company and its officers, directors or their affiliates will on terms believed to be no less favorable than would be available from unaffiliated third parties. Description of Securities, page 49
40. In the disclosure under the heading "Shares Eligible for Future
Sale," briefly discuss the "certain limited exceptions" pursuant to which the existing stockholder shares will be released from escrow prior to the three-year period provided for in the agreement.
41. Please reconcile the number of common shares shown as outstanding in the financial statements with the amount mentioned on page 49 of the text in Description of Securities. Revise disclosures throughout the filing as necessary, including Item 15, Recent Sales of Unregistered Securities, on page II-4.
Underwriting, page 54
42. Tell us whether the representative or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.
43. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.
44. If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Where You Can Find Additional Information, page 57
45. Please note the Commission`s new address:

100 F Street, NE
Washington, DC 20549
Financial Statements
46. Your attention is directed to section 3-12 of Regulation S-X and the possible need for updated financial statements and related disclosures.

Note 2 - Proposed Public Offering, page F-8
47. Please expand Note 2 to disclose the significant terms of the underwriter`s purchase option, including the material terms discussed on the cover page, as well as any net settlement provisions. Clarify the expected timing of the issuance of the purchase option and tell us whether the option will be issued regardless of the status of the registration statement. Disclose how you intend to account for the underwriter`s purchase option and include the estimated fair value of the UPO and the major assumptions used to value it. In regards to these assumptions, we believe that a volatility assumption should be used that is in accordance with the principle outlined in paragraph
23 of FAS 123R, and that the use of a minimum value method would not be appropriate. Lastly, please tell us exactly how you would propose to record the initial issuance of the UPO, in conjunction with the sale of the stock and warrants in the initial public offering. As applicable, please expand MD&A to discuss the transaction and the likely future effect on your financial condition and results of operations.

Exhibit 23.1
48. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

Part II

Exhibits
49. We note that numerous exhibits will be filed by amendment.
Please file them as soon as possible so as to provide the staff with adequate time to review.

Signatures
50. Please have your principal accounting officer sign in that capacity. See Signature Instructions to Form S-1.
Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.


      Sincerely,



      John Reynolds
      Assistant Director


cc:	William P. Gelnaw, Jr., Esq.
	Fax: (617) 248-4000


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Mr. Richard A. Stratton
Cold Spring Capital Inc.
July 27, 2005
P. 1